July 29, 2009

Via Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director (Mail Stop 3720)

RE:	ICT Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 16, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 0-20807

Ladies and Gentlemen:

This letter revises the Company’s response, contained in the Company’s July 23, 2009 letter to the Securities and Exchange Commission (the “Commission”), to comment #1 by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated June 29, 2009, from Larry Spirgel, Assistant Director of the Division of Corporation Finance, to Vincent A. Paccapaniccia, Chief Financial Officer of ICT Group, Inc. (the “Company”). The Company is submitting the revised response to comment #1 in light of revisions by the Company, subsequent to the filing of its July 23, 2009 response letter, to the Company’s expectations for the remainder of 2009, which revisions affect the Company’s response to comment #1 and the proposed disclosure contained therein.

For your convenience, we have included the text of comment #1 followed by our revised response.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.	“We note that you took a significant goodwill impairment charge in the fourth quarter of fiscal year 2008. You should expand your MD&A in future filings to discuss your expectations regarding your future operating results and liquidity in light of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections. Please provide us with your proposed disclosure”.

Company Response:

The Company will expand its disclosure in future MD&A to address the staff’s comment. With respect to our goodwill impairment, we stated in our MD&A included in the 2008 10-K that the primary driver behind our goodwill impairment was a significant decline in our market capitalization such that it was significantly below our book value of equity at December 31, 2008. We believe our market capitalization declined significantly during the fourth quarter of 2008 due largely to the economic crisis that the overall economy experienced and is still experiencing. In addition to the overall macro-economic factors, our significant client concentration in the financial services industry also had a negative impact on our operating results, which we believe impacted market capitalization. Almost 50% of our revenue is derived from mortgage companies and banking institutions. During the fourth quarter of 2008, at the time of our goodwill impairment analysis, there was significant uncertainty with respect to the financial services industry and the revenue we could expect to generate in that market. Therefore, our projected revenue and cash flow used in our discounted cash flow analysis were lower than amounts used in the preceding year since they had a higher level of uncertainty inherent in them. Currently, we are beginning to see stability in the markets we serve, which is an improvement from the significant uncertainty that existed at the end of 2008.

Our proposed disclosure to be included in our June 30, 2009 10-Q regarding future operating results and liquidity is as follows and will be included in our MD&A:

From the third quarter of 2007 and continuing into 2009, our operations have been impacted by various adverse economic events including the current economic downturn as well as the consumer credit crisis and the mortgage crisis, both of which had a significant impact on the decline in our revenue. We do not believe that our operating results from this timeframe are indicative of our future operating results. Currently, we are beginning to see stability in the markets we serve, which is an improvement from the significant uncertainty that existed at the end of 2008. However, we are optimistic, subject to macroeconomic conditions, as to our prospects for improved profitability and liquidity, particularly with respect to our customer support services.

Our proposed additional disclosure (in italics) to be included in our 2009 10-K is as follows and will be included in our discussion of critical accounting policies

Impairment of Goodwill and Other Intangible Assets

“Goodwill and other intangible assets are recorded as a result of business combinations. Prior to impairment, as of December 31, 2007 we had $13.1 million of goodwill. Although goodwill is no longer required to be amortized, we are required to perform an annual impairment review of our goodwill. This impairment review, which is performed in the fourth quarter of each year, is a discounted cash flow analysis using projected cash flows of the Company. On an interim basis, we also evaluate whether any events have occurred or whether any circumstances exist that could indicate an impairment of our goodwill. During the fourth quarter of 2008, we recorded an impairment charge of $12.2 million against our goodwill, which resulted in a full impairment of our goodwill. The primary driver behind this impairment was the significant decline in our market capitalization during the fourth quarter of 2008, which we believe was largely a result of the general economic conditions during that period, as well as the market’s view of our operating results in light of the significant portion of our customer base that is associated with the financial services industry, as discussed below. The impairment was computed using a valuation of the Company that was performed in the fourth quarter of 2008. This valuation was based on a discounted cash flow analysis and resulted in a fair valuation of the Company that was significantly below the book value of our shareholders’ equity at December 31, 2008. Our discounted cash flow analysis reflected a decline in management forecasts and assumptions from prior periods. As described in Note 15 to the consolidated financial statements, we had at the time of the impairment analysis and continue to have a significant concentration in the financial services industry. Almost 50% of our revenue is derived from mortgage companies and banking institutions. From the third quarter of 2007 and continuing into 2009, our operations were negatively impacted by various adverse economic events affecting this industry, including the credit crisis and the mortgage crisis. At the time of our year-end 2008 assessment of goodwill, our revenue forecasts and projected cash flow from this market segment were lower than amounts used in the preceding year and reflected a higher level of uncertainty and accordingly resulted in a lower valuation of the Company, which resulted in our recording an impairment charge against goodwill.”

In conclusion, the Company also acknowledges:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s efforts in reviewing the Company’s disclosures and are prepared to provide such additional information as may be requested by the staff.

Sincerely,

/s/ Vincent A. Paccapaniccia
Vincent A. Paccapaniccia
Executive Vice President and
Chief Financial Officer
ICT Group, Inc.

cc:	Robert S. Littlepage, Jr., Accountant Branch Chief
Melissa Hauber, Senior Staff Accountant
Justin W. Chairman, Esquire
Thomas M. Koncsics, KPMG LLP